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Filed by NetRatings, Inc.
Filed pursuant to Rules 165 and 425 promulgated under the
Securities Act of 1933, as amended, and deemed filed
pursuant to Rule 14a-12 promulgated under the
Securities Exchange Act of 1934, as amended

Subject Company: Jupiter Media Metrix, Inc.
Commission File No.: 000-25943

Replay Transcript

NetRatings Third Quarter Earnings Conference Call
October 29, 2001
4:30 p.m. EST

JACK LAZAR: Please listen to the following cautionary language required by certain SEC Rules. We draw your attention to the fact that NetRatings will be filing various important documents related to the recently announced Jupiter Media Metrix transaction with the SEC. These documents will be available through the SEC's web site at www.sec.gov. You may also obtain copies of these documents by contacting NetRatings directly. These documents will contain important information about the transactions and you are urged to read them carefully when they are available.

NetRatings, as well as its officers and directors, may be deemed to be participating in a solicitation of proxies from Jupiter Media Metrix's shareholders with respect to the transaction. Information about such individuals can be found in NetRatings' recently filed proxy statement, dated April 25, 2001, available from the SEC and from NetRatings directly.

OPERATOR: All participants please continue to standby. The conference is about to begin.

Good afternoon and welcome to the NetRatings third quarter earnings conference call. All lines will be in a listen-only mode until the formal question-and-answer session. Should you wish to ask a question, simply press *1 on your touch-tone phone. At the request of NetRatings today's conference call is being recorded. If you have any objections you may disconnect at this time.

At this time, for opening remarks I'd like to turn the call over to David Toth, CEO of NetRatings. Sir, you may begin.

DAVID TOTH: Thank you and good afternoon. I'd like to welcome you to the NetRatings third quarter 2001 conference call. Bill Pulver our President and Chief Operating Officer, and Jack Lazar our Executive Vice President of Corporate Development and Chief Financial Officer join me today. Jack will now read the Safe Harbor statement.

JACK LAZAR: Thanks, Dave. I would like to remind you that except for historical information contained herein the matters set out on this conference call release are forward-looking statements related to the future events and future performance of the company. Such forward-looking statements include but are not limited to statements regarding our recently announced acquisition and transactions with Jupiter Media Metrix and ACNielsen eRatings.com. The future growth of the markets served by the company and other general economic business competitive and regulatory factors that could effect our company's businesses materially. We wish to caution you that such statements are just predictions and that actual events or results may differ materially.

We refer you to the company's Q3 earnings release dated October 29th, and our 10-Q and 10-K filings made with the SEC, for additional information on risk factors which could cause actual results to differ materially from our current expectations. Additional information will be set forth in NetRatings Form 10-Q for the period ended September 30th, 2001, which will be filed shortly with the SEC.

TOTH: Thanks, Jack. In addition to providing you with color on our quarterly results I'd like to provide you with an overview of three key focus areas for NetRatings. The key areas are the state of the Internet, our Q3 accomplishments, and comments on our announced proposed acquisitions of Jupiter Media Metrix and ACNielsen eRatings.com.

We're pleased to report our results for the third quarter of 2001. Revenue for Q3 was $5.6 million. The pro forma net loss for the third quarter was two cents per share. I'm also proud to report that for the sixth consecutive quarter NetRatings has increased its cash balances. Today, we have over $336 million in cash available to fund our strategic growth and future operations. In the third quarter, we added 54 new customers including 18 domestic and 36 international. Our ASPs increased 22 percent to over $72,000.

The quality and strength of our customer additions and renewals was outstanding. New U.S. customers on the quarter included the Centers for Disease Control, the Chicago Board Options Exchange, Havas Advertising and Priceline.com. These were complimented by international customers including Bank Austria, Nippon Television Network and Vodafone. Renewing customers in the third quarter include Corning, JP Morgan Securities, Kraft Foods, Microsoft, MCI WorldCom, Unilever and Yahoo!

The restructuring of our operations in the second quarter had a positive effect expenses in the third quarter. As we moved forward we will continue to assess the environment and make adjustments as necessary. As you're aware, fiscal responsibility remains a top priority for us. Jack will provide you with a full update on the numbers later in the call.

The state of Internet usage continues to be strong. Online commerce grew 54 percent year-over-year to $4.7 billion in September $1.7 billion increase over last year. Nielsen//NetRatings estimates that online spending during the holiday shopping season will increase to $10 billion, a 43 percent increase over last year.

The tragic events of September 11th demonstrated the power of the Internet, and its close relationship with television. More than 1.2 million Web surfers visited tributetoheroes.org during the week of September 23rd, the Web site related to the celebrity telethon America a Tribute to Heroes which was broadcast on more than 30 national television networks.

At the end of Q3, more than 459 million home users had access to the Internet. This represents a nearly seven percent increase over Q2 of this year. And nearly 56 percent of U.S. office workers accessed streaming media in September, a 21 percent increase over last year. While the growth of the Internet usage remains strong, NetRatings continues to see weakness in the advertising sector as well as budget reductions and/or delays in the sale cycle. However, in some ways, this tougher operating environment continues to create an even greater opportunity for us. Based on recent Nielsen//NetRatings research, we have found that traditional advertisers have now become the majority of online advertisers, which provides us with an even greater opportunity to penetrate Fortune 500 companies.

As companies are forced to make very difficult choices about how to spend their smaller advertising budgets, NetRatings plays an even larger role in their decision making process. The Nielsen//NetRatings array of services enable companies to maximize their return on investment in online advertising.

In addition, with our deep product offering, we are able to help our clients understand and capitalize on the convergence of online and offline advertising. With the continued global growth of the Internet, both as a medium and as a channel of distribution, our tremendous strategic partners and our strong balance sheet, we are extraordinarily well-positioned to emerge stronger than ever from the current economic climate.

During the quarter, we launched the Global Web Watch product and made significant functionality and usability enhancements to our core Audience Measurement Service. Global Web Watch is the first service of its kind that allows customers to create reports based on Internet traffic data from the top properties and domains across 28 countries. Additionally extensive enhancements were made to home-work reporting in 15 reports across the AMS service.

We continue our efforts to improve our industry leading user interface and reporting system which will assist us in becoming an even more integral part of our customer's business processes. Look for even greater product and usability improvements in future quarters.

In addition, today, I'm excited to announce that NetRatings has made an investment in MeasureCast Incorporated, a Portland based provider of streaming media measurement. VNU, Trans-Cosmos and NetRatings participated in MeasureCast's Series B round of financing. As you all know, NetRatings has been dedicated to convergent solutions since the launch of the Nielsen//NetRatings services. This minority investment demonstrates our continued commitment to Internet media measurement and the technologies required to meet the future needs of our customers.

Nielsen//NetRatings continued to be cited as the leading source for general Internet, streaming media, e-commerce statistics and top tier broadcast and press outlets including the Wall Street Journal, New York Times, Reuters, Financial Times and U.S.A. Today. Our data was used as a foundation for articles chronicling the changing face of the global online population. Examples are Napster's decline, spending on online travel and auctions, the role of the Web as an information source in times of crises and many other stories. This wide spread global use of our data has further established Nielsen//NetRatings as a leading source for Internet statistics on a global basis.

Our recently announced proposed acquisitions of Jupiter Media Metrix and ACNielsen eRatings.com demonstrate our commitment and focus on our stated goals, being the premier provider of online media and market research services. These acquisitions will allow us to build on a foundation of industry leading technology and an acute focus on information quality. The Jupiter Media Metrix acquisition brings us additional blue chip customers in a time where new customer additions are at a premium. With the addition of Jupiter Research and AdRelevance we establish ourselves as a premiere online market research provider, and we are able to take a leading position in advertising expenditure measurement services.

The eRatings acquisition allows us to solidify our international presence and enable our shareholders to benefit from the sale of our products and services worldwide. We look forward to implementing our integration plan and completing these transactions in Q1 of 2002.

Our balance sheet coupled with our fiscal discipline and strong management team will enable us to integrate these businesses and allow us to continue on a course of becoming a leading, global Internet media and market research company.

I'd like to turn it over to Bill Pulver now to give Bill a chance to introduce himself and eRatings.

BILL PULVER: Thank you, David, and good afternoon everyone. I'm pleased to be with you on this call so soon after the excitement of Thursday's announcement of our proposed acquisitions of Jupiter Media Metrix and AC Nielsen eRatings.com.

My relationship with NetRatings started in September 1999 when an agreement was signed with ACNielsen to build the international footprint of the Nielsen//NetRatings service. Over the next two years, I came to know Dave Toth as one of the real pioneers of Internet measurement. Someone who recognized long ago that any company with an Internet strategy needed reliable measurement data to achieve their business objectives. We started out with truly innovative technology then assembled a great team and built a great company.

Following last Thursday's announcement, NetRatings now enters another exciting stage of its corporate development. Our immediate challenge is the planning and efficient execution of an integration strategy designed to deliver shareholders increased value, a plan that will concern NetRatings status as the premier provider of Internet measurement and research. Starting this week we go to work on the plan to integrate three companies into one. As part of this integration plan we are reviewing the size of our international footprint. This will likely involve our exit from small markets where demand for our services have been limited by the impact of a slowing global economy. Assuming some changes, we still expect to provide clients with a broad global footprint including countries that account for approximately 80 percent of the global Internet usage.

Furthermore, we will continue to invest in providing clients with more comprehensive industry coverage by measuring home and work usage of the Internet in countries contributing to approximately two-thirds of the global Internet usage. As I move around our offices and talk to our employees involved in this merger, there is an inspiring mood of optimism about the prospects of the future. The new NetRatings will bring together the best of technologies, methodology and people to service the needs of an impressive list of clients and bring stability to the field of Internet measurement and research at a time when the industry needs it.

I do look forward to sharing with you the plans we develop to make this integration successful. And with that I'll turn it back to Dave.

TOTH: Thank you. Thanks, Bill. Now Jack will review the quarter in detail.

LAZAR: Thanks, Dave. And thanks to all of you for joining us today. First I'll outline the financial results for the quarter, and next I'll move to our guidance for the fourth quarter, by now I trust you've received a copy of our Q3 earnings release, and we'll review some of the highlights of the quarter. We're pleased to report our results for the third quarter of 2001. We'd also like to note that Q3 is the sixth consecutive quarter in which our cash balances increased, providing further evidence of our fiscal discipline and strength—and the strength of our subscription based model. The detail of these results are as follows. Revenue for the quarter totaled $5.6 million, slightly higher than the $5.1 to $5.4 million guidance we provided during our Q2 conference call.

For the nine month period, revenue was up 33 percent for a total of $18.4 million compared with $13.8 million reported for the nine month period one year ago. Our 63 percent revenue growth during the past 12-months and the addition of 54 new customers to the Nielsen//NetRatings services during that quarter illustrates the continued execution of our vision to be the global leader in Internet media and market research.

The break down of our third quarter revenue by channel of distribution is as follows. NetRatings direct sales channel $4.1 million or 73 percent, Nielsen Media Research channel $1.0 million or 18 percent, international royalties, $0.5 million or nine percent.

The breakdown of revenue by product type is as follows. AMS including the sale of international AMS data to U.S. customers $4.1 million, analytical services $1.0 million, international royalties $0.5 million. In addition to the international royalties received from our joint ventures, the revenue from the sale of international data to domestic customers made up approximately 17 percent of the Q3 revenue with the remaining 83 percent of revenue being attributed to the sale of U.S. data to domestic customers. We added 54 new customers in Q3 including 18 domestically bringing our cumulative Nielsen//NetRatings combined customer count to 700. Average subscriptions per new U.S. customers were up from 1.45 in Q2 to 2.29 in Q3. And the average sales price per U.S. customer rose significantly to $72,000 from $59,000.

Our domestic renewal rate for the quarter was 40 percent, and the average increase in contract value from these renewals was 12 percent. Our retention rates remain strong at 88 percent demonstrating the value of the Nielsen//NetRatings services to our customers.

The renewal rate in Q3 continued to be adversely affected by the dot-com shake out, budget constraints and organizational changes within our customer accounts. Notwithstanding this our renewals do include companies that have found it necessary to implement cost cutting strategies, but continue to make funding for our services a priority. Budget constraints within our customer base continue to be the leading cause for non-renewals of our services.

We recorded a gross margin of 38 percent in line with our expectations and down six percent from the 44 percent achieved in Q3 of 2000 due to the seven percent decrease in revenue year-over-year. The cost of revenue for the third quarter totaled $3.4 million or 62 percent of revenue. This compares to $3.4 million or 56 percent of revenue in the prior year comparable quarter.

Worldwide we maintained the largest Internet audience measurement panels with approximately 225,000 panelists. Total pro forma operating expenses were $6.6 million, down 17 percent from Q3 2000 and down 14 percent sequentially. Operating expenses were below our guidance of $7.1 to $7.4 million due to lower sales commissions and effective cost control. In addition, Q3 expenses reflect the impact of our Q2 restructuring.

Research and development expenses totaled $1.7 million or 31 percent of revenue. This compares with $1.6 million or 27 percent of revenue for Q3 2000.

Sales and marketing expenses totaled $3.4 million, or 60 percent of revenue in the third quarter, compared with $5.0 million, or 83 percent of revenue, in Q3 of 2000.

And general and administrative expenses were $1.5 million, or 27 percent of revenue for the quarter. This compares with $1.4 million, or 23 percent of revenue for the third quarter of 2000.

During the quarter we recorded $1.7 million related to our investments and joint ventures worldwide, in line with our expectations and this compares to $1.3 million for the third quarter of 2000.

Net interest income for the quarter was $3.8 million, as compared with $5.5 million in Q3 of 2000, a decrease of over 30 percent. Net interest income remained relatively flat versus Q2 due to the reversal of interest accrued related to our Paine Webber litigation, which was recently settled. Excluding this, third quarter interest income declined as compared with the second quarter due to the continued decrease in interest rates. Our investment policy continues to be one that is based on the preservation of capital as opposed to maximizing returns and emphasizes relatively short holding periods for our investments.

Pro forma results concluded in a net loss of $611,000, or a loss of two cents per share, as compared with a net profit of $138,000 or break even earnings per share in Q3 2000. Pro forma net loss per share was better than the expected three to five-cent guidance we provided during our Q2 conference call.

Weighted shares outstanding were 33 million and 32.2 million in the third quarter of 2001 and the prior year comparable quarter, respectively. Pro forma adjusted net losses per share exclude the effects of non-cash stock based compensation charges and our recorded losses on joint venture investments.

As for our balance sheet, total assets at the end of the quarter were $352 million. Our balance sheet includes $336 million in cash and short-term investments, up $900,000 from Q2 balances. Our cash balances represent over $10 per share of stock currently outstanding and provide us with ample security and fuel for future growth.

Total liabilities in the quarter were $31.0 million and include the $7.8 million in deferred revenue related to completed contracts that, in accordance with our conservative revenue recognition policies, have not yet been amortized to revenue.

During the third quarter, we incurred capital expenditures of $369,000 and depreciation expense of just over $400,000, as compared with capital expenditures of approximately $250,000 and depreciation of expense of $300,000 from the prior year comparable quarter.

NetRatings continues to have virtually no long-term debt. Our balance sheet is very strong with over 95 percent of our $352 million in total assets in the form of cash and cash equivalents.

As of September 30th, we had 144 employees, including 27 salespeople, compared with 154 employees and 28 salespeople as of June 30, 2001.

The upcoming information regarding NetRatings business outlook represents our outlook as of the date of this news release only. And NetRatings undertakes no obligation to update or revise any forward-looking statements whether as a result of new developments or otherwise.

In general, we are reaffirming the implied Q4 financial projections and reducing the pro forma loss per share for the full year that we provided to you as part of our Q2 earnings release call. For the fourth quarter, we anticipate revenue of $5 million to $5.3 million. Revenue for the year is, therefore, anticipated to be between $23.4 and $23.7 million. We expect to add 20 to 40 new domestic customers in Q4 at an average selling price of approximately $60,000.

We anticipate relatively flat to slightly increasing renewal rates for the upcoming quarter.

Our gross margin guidance for the fourth quarter reflects a decrease in cost of goods sold of two to five percent, resulting in gross margins for the quarter of 35 to 38 percent.

Regarding our operating expenses, we will continue to demonstrate our fiscal discipline while reinvesting back into the company to help fuel future growth. For the quarter we anticipate the following improvements in functional expenses from our Q3 actuals: research and development, a zero to five percent decline; sales and marketing, a three to eight percent decline; and G&A, a 10 to 15 percent decline.

Total pro forma operating expenses are therefore anticipated to decrease five to 10 percent.

We will continue to evaluate the business environment over the upcoming quarter and determine whether additional steps will be required to bring our operating expenses more in line with forecasted revenue projections.

Our international joint ventures continue to provide us with the most comprehensive world-wide audience measurement services and NetRatings will continue to use some of our $336 million in cash and our superior tracking technology to strengthen our rapidly growing world-wide presence. For the fourth quarter, we currently anticipate recording between $1.2 and $1.5 million in expenses related to these ventures. We anticipate that these amounts will be greatly reduced in future quarters following the closing of our proposed acquisition of eRatings.

Regarding our interest income, we again anticipate continued decreasing rates of return on our cash and investments due to the declining interest rate environment. Net interest income for the quarter is expected to be between $3.1 and $3.4 million. For the fourth quarter, we currently anticipate that our pro forma per share results will be in the range of a three to five cent loss per share. As a result, our pro forma loss per share for 2001 will be between seven and nine cents, slightly better than the nine to 12 cents we provided as guidance last quarter.

We have been engaged in ongoing litigation with Paine Webber, and just recently we have come to believe that it is in the best interest of our shareholders to settle this matter. While we have received a favorable ruling regarding one part of this lawsuit, the New York State Court has ruled against us on a different claim relating to the transaction fee resulting from the over $250 million dollars we raised from Nielsen Media Research. The unfavorable ruling was for approximately $3.4 million plus ongoing interest during the appeals process if we elected to appeal the decision. We have just recently settled this claim and paid $3 million to Paine Webber.

During Q4, we anticipate some cash outlays related to the Paine Webber litigation, our repayment of amounts now due to ACNielsen and previously accrued related to our eRatings joint venture and amounts related to our recently announced investment in MeasureCast, a streaming audio and visual measurement company. Outlays related to these events will be approximately $11 to $13 million dollars or four percent of our current cash balances. We will continue to ride out the cyclical downturn in our industry by implementing and emphasizing effective expense control, developing new and innovative products and executing on our long-term strategic vision. Our strong financial foundation coupled with our industry-leading technology and strong management team will enable us to emerge from this downturn as a well-capitalized leader in the field of online media and market research.

Our recently announced proposed acquisitions of Jupiter Media Metrix and eRatings demonstrate further our ability to execute on our strategic vision. We are excited about the tremendous progress we have made since our inception in 1997. And we look forward to a bright future, one in which we will continue to provide our clients with customer focused products and services that meet their evolving needs.

We believe that our shareholders will benefit as we continue to establish ourselves as the premier online media and market research firm.

With that, I will turn it back over to Dave.

TOTH: Thanks, Jack.

As you've heard, NetRatings continues to be focused on executing on our long-term strategic goals. We have outstanding partners, an experienced management team that is focused on a proven business model and is fiscally minded, growing cash reserves, six consecutive quarters of cash balance increases, a rapid global expansion — today you can purchase the Nielsen//NetRatings service in 29 countries — and a strategic vision that we are clearly executing, which will enable us to be a premier global provider of media and market research services.

Before we start the question-and-answer period, let me remind you that we are operating under the SEC's regulation FD, which precludes us from giving individual updates throughout the quarter. So, if you have any questions about the guidance we just gave, we encourage you to ask them now.

TOTH: Janna, you can open it up to questions now.

OPERATOR: Thank you. At this time we will begin our question-and-answer session using our polling feature. If you have a question, please press *1 on your touch pad. If you need to cancel your question, please press *2, but please do not hang up. If you are using speaker equipment, you may need to pick up your handset prior to pressing *1. Once again, if you have a question, please press *1. And if you need to cancel, please press *2.

One moment while the questions register.

And our first question comes from Michael Hlatki of Bear Stearns.

MIKE HLATKI: Mike Hlatki, thank you. Could you just comment on how new business was prior to September 11th and then after September 11th? And also could you also comment on whether there were any renewals that you feel were postponed specifically because of the events? Thank you.

TOTH: Yeah Mike, Dave. Yeah Mike. We clearly saw probably about 2 to 2 1/2 dead weeks after the September 11th tragedy. There were definitely some contracts that were delayed out of the quarter. You know we've worked hard and some of those have been brought back in. I think we'll continue to experience some delays but I think overall except in the New York metro area, it appears that most of that is somewhat behind us.

HLATKI: OK and were those I guess delays brought back in as you said, were they included in your renewal rate or no?

TOTH: No they would not be in last quarter's renewal rate number Mike, they'd only be in this quarter's numbers.

HLATKI: OK, Thank you.

LAZAR: I would add Mike that we did see a pick up in the renewal rates in the latter half of the quarter as far as a percentage. We saw a better rate, actually we were able to get a better rate of renewal from our customers in the month of September prior the 11th tragedies.

HLATKI: Thank you very much.

OPERATOR: And our next question comes from Kevin Sullivan from Lehman Brothers.

ARIC WANG: Hi this is actually Aric in for Kevin he's on a call right now.

LAZAR: Aric.

TOTH: Hi Aric.

WANG: I just had a question on the transaction that you announced last Thursday. Have you gotten any more feedback from your major clients?

TOTH: Yeah Aric. Aric in general feedback's generally been positive.

WANG: OK. Nobody is thinking they might jump ship or anything or...?

TOTH: Not that I'm aware of.

LAZAR: No I think it's been positive from what we've heard. Given our focus on creating even better products for our customers, this is nothing but a big positive for them.

WANG: Just to touch on your balance sheet, I think your deferred revenues came down a little bit again can you just remind us what's going on over there?

LAZAR: Sure, I think it's a combination of a couple of things. First we had more quarterly contracts this quarter then we normally have gotten in the past. A couple of quarters of that adversely affects our deferred revenue balance. And then you know it is the summertime, a bit slower time in the industry. I'd say those were the two biggest factors that contributed there.

WANG: Thanks.

LAZAR: Thank you.

OPERATOR: And once again if you have a question please press *1 and if you need to cancel your question please press *2.

And our next question comes from Jeffrey Ware from AG Edwards.

JEFFREY WARE: Good afternoon guys, congratulations on a great quarter and your recent announcement. It's good to talk to you guys again. I have a few questions here. First of all the, Jack, $11 to $13 million you had talked of paying out in the quarter, did that include the payment to Paine Webber, had you already made that?

LAZAR: No, that includes the payment to Paine Webber.

WARE: OK, great. And can you guys give us a rundown on the state of your panel build out, both domestically and internationally? Are there countries internationally that still need to be beefed up as far as panel sizes go? What's the state of US and Canada panels as far as what we can expect out of expenses going forward? And I have a couple follow-ups.

TOTH: OK, Jeff I'll address the domestic panels and I'll let Bill talk about the international panels. In terms of domestic currently in the US we're at about 61,000 home and work and in Canada we're at about 5,000, home only. We have, we feel that that's about 2 times our competitors' active sample size and so we feel comfortable with where we're at in terms of growing, so generally we're going to be staying at a probably flat level. In terms of expenses we are looking quite a bit at the methodology and how we recruit, we are constantly working on improving that and then getting the cost out of it where we can. I don't have any numbers for you on that but we're certainly looking at it and I'm sure we'll be able to talk to you more about it later.

LAZAR: Just to throw in a comment there, Jeff, you saw in my prepared remarks that we're actually anticipating a bit of a decline in our cost of goods sold next quarter. I think we're doing everything we can to really maximize the—really get the leverage that we can out of those panel costs. And Bill you want to comment on international….

PULVER: Hi Jeff. Bill Pulver here, just from the international front, we've got about 225,000 panelists worldwide now and we're operating in 29 countries so it's largely complete. The only country remaining is China.

WARE: OK, the only one is China. Are costs, say per panelist, to operate panels internationally similar to the US?

PULVER: Yeah, generally they are.

WARE: OK. And then a couple of things on…actually one other question there. Can you comment on the client overlap internationally with Jupiter Media Metrix and eRatings?

LAZAR: Yeah obviously as we pointed out in the call our domestic overlap was very favorable to us. We were pleasantly surprised with the domestic overlap. That being said, the international was even more favorable. We really saw very little overlap internationally.

WARE: OK and then finally did you have any future commitments in '02 to eRatings as far as what NetRatings was on the hook for and also to Japan and I believe that's your only other major subsidiary?

LAZAR: Regarding Japan, you know we continue to fund their operations because they're not quite yet at a... they're not quite yet profitable over in Japan. They certainly have a very large portion of the market over there and they are a recognized leader. The investment we are making there really has paid off, I think we've done a good job of establishing ourselves as a leader there.

I didn't quite get your question about eRatings going forward, but obviously until…if it relates to the fact that do we continue to fund this until we complete the transaction, well yeah absolutely right. We'll continue to put our 20 percent aside for the entity.

WARE: One last thing, I think that as part of the $11 to $13 million in the fourth quarter that eRatings quarterly was accruing over the past 4 to 6 quarters and you hadn't paid it yet in cash, is that correct?

LAZAR: It was actually 8 quarters.

WARE: 8 quarters.

LAZAR: So when we first started, when we first started this back in, oh gosh Bill, back in 1999, yeah so when we started this '99, we did get a 2 year hiatus on any payments, so we've just been accruing them.

WARE: I think the deal originally was for 20 percent of the operating expenses, is that right?

LAZAR: Yeah, 19.9, correct.

WARE: Perfect, thanks a lot guys.

LAZAR: Thank you.

TOTH: Thanks Jeff.

OPERATOR: And our next question comes from John Corcoran from CIBC.

JOHN CORCORAN: Thank you gentlemen. Could you give a little more color perhaps on the strength of the ASPs in the third quarter? Thank you.

LAZAR: John. Let's see, on the strength of the ASPs, we had particularly good ASPs this quarter. A lot of that relates to, as you heard in Dave's prepared remarks, we did have Microsoft and Yahoo renewals in this last quarter, so they did distort the ASPs a little bit.

CORCORAN: Thank you.

LAZAR: Thank you.

OPERATOR: And our next question comes from Ashish Thadani.

ASHISH THADANI: Yes, good afternoon. Your fourth quarter guidance would seem to suggest bottoming out of revenue trends after a decline in the first half of this year. As best you can tell, what are you anticipating in the first half of next year?

LAZAR: Yeah I think given the environment out there right now, Ashish, it's really, we're really not in a position to give any guidance of the first part of 2002. Obviously there's a lot of things that are going on in our world right now and while we're optimistic about some of the things that have happened particularly things like the renewal rates in the end of Q3, we need to see a couple more months going through here to have better visibility.

THADANI: OK. Fair enough, thank you.

LAZAR: Thank you.

OPERATOR: And our next question comes from Blair Shultz, K2 Investments.

BLAIR SCHULTZ: Hi Guys, I had a question regarding this anti-trust in your two transactions. Obviously the consolidation of the online ratings is quite intense here. Is there any reason or could you cite any possibilities of this being delayed, the two transactions?

LAZAR: Hi. Obviously as part of any transaction we look at all the—all the details related to it and certainly we looked at HSR in putting this together. I think the thing to stress here is that we're dealing in a rather large market. First and foremost, you know, we play in both the media and market research space, which is a pretty broad area. And, frankly, I think client reactions particularly given our customer focus has been pretty good so far.

SCHULTZ: OK. Now I guess a second question is if HSR happened to extend out longer than anticipated and the $25 million loan happens to get eaten up, what happens forward with that?

LAZAR: I think the best we can say to that one is let's—we'd cross that bridge when we get there.

SCHULTZ: OK—perfect. Thanks.

OPERATOR: And at this time I show no further questions and would like to turn the meeting back over to you, Mr. Toth.

TOTH: Did you say there's no further questions, Operator?

OPERATOR: OK, we do have a question from Adrian Dawes from Hartwell.

ADRIAN DAWES: Congratulations on the quarter. I wonder if you could sort of comment on the environment that you (INAUDIBLE).

LAZAR: Adrian, we're kind of losing you there. I think it must be the cell line. Operator, maybe the best thing to do here is leave Adrian on and see if we can—are there any other questions besides Adrian?

OPERATOR: And the next question comes from Kamal Marchoudi from Goldman Sachs.

KAMAL MARCHOUDI: Hi. Good afternoon, gentlemen. I just have a quick question regarding the number of renewals that you have in the fourth quarter. What percentage of your total clients are re-upping?

LAZAR: We actually don't disclose those percentages but I can—obviously it's the end of the year and you would tend to see a little higher concentration in the fourth quarter than in other quarters.

MARCHOUDI: OK—thank you.

LAZAR: Operator, is Adrian still in the queue there?

OPERATOR: We'll open his mike now. It looks like, Mr. Toth , that he did drop off.

TOTH: OK. So no further questions in the queue?

OPERATOR: Yes, sir.

TOTH: OK. I'd like to thank all of our employees, partners and investors for their commitment to NetRatings' success. This concludes our conference call for today. We will be presenting at the AeA conference next week on November 5th and 6th in San Diego. And we hope to see some of you there, and other than that, thanks for your time today.

OPERATOR: Thank you for participating in today's conference call and have a good day.

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Caution Required by Certain SEC Rules

In connection with the recently announced NetRatings/Jupiter Media Metrix transaction, NetRatings will file with the SEC a registration statement on Form S-4 containing a prospectus relating to the shares to be issued to Jupiter Media Metrix' stockholders. Investors and security holders are urged to read this document when it becomes available because it will contain important information about the Jupiter Media Metrix transaction. Investors and security holders may obtain copies of this document, when it has been filed with the SEC, as well as other SEC filings of NetRatings, free of charge from the SEC's website at www.sec.gov as well as from the applicable company by directing a request to Jennifer Cohn, Stapleton Communications, for NetRatings, at 650-470-4203, or jennifer@stapleton.com.

NetRatings and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the Jupiter Media Metrix stockholders with respect to the NetRatings/Jupiter Media Metrix transaction. Information regarding such individuals is included in NetRatings's proxy statement dated April 25, 2001 relating to its 2001 annual meeting of stockholders, available free of charge from the SEC and NetRatings as indicated above.

NetRatings will be filing with the SEC, within a few days, a Current Report on Form 8-K containing the full text of the merger agreement. This 8-K will also contain the full text of the merger agreement relating to the ACNielsen eRatings.com transaction. This filing will be available free of charge from the SEC and NetRatings as identified above.

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Replay Transcript NetRatings Third Quarter Earnings Conference Call October 29, 2001 4:30 p.m. EST